SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 4, 2006, of Director/PDMR Shareholding

                    ScottishPower shareholders approve Return of Cash with 99.26% of votes cast for the resolution

ScottishPower shareholders approved the return of cash at today's EGM with 99.26% of the votes cast for the resolution. At the EGM of shareholders held on Thursday 4 May 2006, the following resolution was duly passed and the result of the poll is shown below:

-------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                     Votes For         %           Votes           %         Total Votes      Votes
                                                                                    Votes For     Against     Votes Against      Cast        Withheld
--------------------------------------------------------------------------------------------------------------------------------------------------------
Special Resolution
-------------------------------------------------------------------------------------------------------------------------------------------------------
To approve (conditional upon the admission of the New Ordinary
Shares and the B Shares to the Official List of the Financial       905,420,490      99.26%     6,745,193         0.74%         912,165,683   3,135,459
Services Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective) the
Capital Reorganisation, the Return of Cash, the amendments to the Company's Articles of Association and the amendments to the existing authorities to allot new shares, disapply pre-emption rights and to make market purchases of ordinary shares, each as described in the Circular to Shareholders dated 31 March 2006.
-------------------------------------------------------------------------------------------------------------------------------------------------------

The remaining timetable of events for the return of cash to shareholders is as follows:-

-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Event                                                                                                                Date
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Latest time and date for dealings in Existing Ordinary Shares                                                        4.30pm on Friday 12 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Record Date for the Capital Reorganisation. Existing Ordinary Share register closed and Existing Ordinary Shares
disabled in CREST                                                                                                    6pm on Friday 12 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
New Ordinary Shares and B Shares admitted to the Official List and admitted to trading on the London Stock
Exchange's main market for listed securities                                                                         8am on Monday 15 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Commencement of dealings in the New Ordinary Shares and B Shares and enablement in CREST. New Ordinary Shares and
B Shares entered into CREST                                                                                          8am on Monday 15 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Latest time for receipt of Election Forms and TTE instructions from CREST holders in relation to the B Share
Alternatives                                                                                                         4:30pm on Friday 19 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
B Share Record Date                                                                                                  6pm on Friday 19 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert
into Deferred Shares                                                                                                 Monday 22 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
ScottishPower acquires B Shares under the Initial Repurchase Offer made by means of an announcement on the
Regulatory News Service of the London Stock Exchange                                                                 Monday 22 May 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------
Despatch of New Ordinary Share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer as appropriate and
cheques for fractional entitlements, and CREST accounts credited with the proceeds                                   Monday 5 June 2006
-------------------------------------------------------------------------------------------------------------------- ----------------------------------

ScottishPower also announces, resultant from a meeting of the Board, the appointment of Mrs Sheelagh Duffield as Company Secretary, who takes up her position with immediate effect.

The company would like to thank its retiring Company Secretary, James Stanley, for his work and significant contribution made to the company and wish him every success in the future.

For further information:

Donald McPherson  Deputy Company Secretary           0141 566 4798
Colin McSeveny    Head of Media Relations            0141 566 4515

4 May 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 4, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary